April 7, 2025 Securities and Exchange Commission Washington, D.C. 20549 Ladies and Gentlemen: We were previously principal accountants for Lineage, Inc. and, under the date of February 26, 2025, we reported on the consolidated financial statements of Lineage, Inc. as of and for the years ended December 31, 2024 and 2023. On April 1, 2025, we were dismissed. We have read Lineage, Inc.’s statements included under Item 4.01 of its Form 8-K dated April 7, 2025, and we agree with such statements, except that we are not in a position to agree or disagree with Lineage Inc.’s statement that the dismissal was approved by the audit committee of the board of directors or with the statements in Item 4.01(b). Very truly yours, KPMG LLP Suite 1900 150 West Jefferson Detroit, MI 48226 KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.